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                                     [LOGO]

                               December 19, 1997

Dear Shareholders:

    We are very pleased to inform you that on December 15, 1997 Spine-Tech entered into an Agreement and Plan of Merger with Sulzer Medica Ltd pursuant to which Sulzer Medica Orthopedics Acquisition Corp., an indirect wholly owned subsidiary of Sulzer Medica, today commenced a cash tender offer for all outstanding shares of Spine-Tech's common stock at a price of $52.00 per share. Following completion of this offer, upon the terms and subject to the conditions of the Agreement and Plan of Merger, Sulzer Medica Orthopedics Acquisition Corp. will be merged with and into Spine-Tech, and each of the shares of Spine-Tech's common stock not owned by Sulzer Medica and its affiliates or by dissenting shareholders will be converted into the right to receive $52.00, the same price paid pursuant to the tender offer.

    Your Board of Directors has unanimously approved the Agreement and Plan of Merger, has determined that the Sulzer Medica offer is in the best interests of Spine-Tech and its shareholders and recommends that shareholders accept the offer and tender their shares pursuant to the offer.

    In arriving at its determination, your Board of Directors considered a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of its financial advisor, Piper Jaffray Inc., that the consideration to be received by the holders of Spine-Tech's common stock pursuant to the Agreement and Plan of Merger is fair to such shareholders from a financial point of view.

    Accompanying this letter is the Sulzer Medica Offer to Purchase dated December 19, 1997, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Sulzer Medica offer and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares pursuant to the Sulzer Medica offer.

    I, personally, along with your Board of Directors, management and employees of Spine-Tech, thank you most sincerely for your support over the years.

                                          Sincerely,

                                                [SIGNATURE]

                                          David W. Stassen

                                          Chief Executive Officer and President